UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                TELS Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87969M107
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                                 (CUSIP Number)

                             Mark N. Schneider, Esq.
                  Mark N. Schneider, A Professional Corporation
                          265 East 100 South, Suite 250
                            Salt Lake City, UT 84111
                             (801) 359-1984, Ext. 7
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2002
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969M107

--------------------------------------------------------------------------------
 1      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Keith P. Rowland
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 2      Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a) [ ]
                    (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds (See Instructions)

        PF
--------------------------------------------------------------------------------
 5      Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization

        United States
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                       7     Sole Voting Power
                                 285,340
   Number of         -----------------------------------------------------------
     Shares            8     Shared Voting Power
  Beneficially                 3,994,760
   Owned by          -----------------------------------------------------------
      Each             9     Sole Dispositive Power
   Reporting                     285,340
     Person          -----------------------------------------------------------
      With            10     Shared Dispositive Power
                                 3,994,760
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

             4,280,100
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

             18.9%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

CUSIP No. 87969M107

--------------------------------------------------------------------------------
 1      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jane Rowland
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [ ]
                    (b)  [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds (See Instructions)

             PF
--------------------------------------------------------------------------------
 5      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)              [ ]

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
                       7     Sole Voting Power
                                     0
   Number of         -----------------------------------------------------------
     Shares            8     Shared Voting Power
  Beneficially                 1,141,360
   Owned by          -----------------------------------------------------------
      Each             9     Sole Dispositive Power
   Reporting                       0
     Person          -----------------------------------------------------------
      With            10     Shared Dispositive Power
                               1,141,360
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

             1,141,360
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

             5.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.02 (the "Common Stock"), of TELS Corporation, a Utah corporation ("TELS" or the "Company"). The Company's principal executive offices are located at 1750 Yankee Doodle Road, Suite 202, Eagan, Minnesota 55121.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f). This statement is being filed by Keith P. Rowland and Jane Rowland, husband and wife, whose address is 4875 Lily Avenue North, Lake Elmo, Minnesota 55042. Keith Rowland and Jane Rowland are sometimes referred to herein as the "Reporting Persons."

Keith Rowland is an accountant and is employed by Churchill Aerospace LLC, 333 South Seventh Street, Minneapolis, Minnesota 55402, and acts a consultant to the Company from time to time. Jane Rowland manages the Rowland's household. The Reporting Persons are both citizens of the United States.

(d), (e). During the last five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4 below. Keith Rowland acquired 285,340 shares of TELS common stock, and Jane Rowland acquired 1,141,360 shares of TELS common stock, solely in exchange for their shares in Strategic Futures and Options, Inc. ("SFO"). The Reporting Persons had acquired their shares in SFO with their personal funds. Keith Rowland is also an officer, director and shareholder of Brewster Diversified Services, Inc., a Minnesota corporation, that acquired 2,853,400 shares of TELS common stock solely in exchange for its shares in SFO.

ITEM 4.  PURPOSE OF TRANSACTION

On September 12, 2002, TELS completed its acquisition of all issued and outstanding shares of Strategic Futures and Options, Inc., a Minnesota corporation ("SFO), in exchange for 18,500,133 shares of TELS common stock, pursuant to the terms and conditions of the Agreement and Plan of Reorganization entered into among TELS, TELS Merger Co., and SFO dated as of August 16, 2002. The shares issued to acquire SFO constituted 81.5% of the issued and outstanding shares of TELS following consummation of the reorganization, and the reorganization resulted in a change of control of TELS. As a result of the reorganization, SFO became a wholly-owned subsidiary of TELS. The Reporting Persons were shareholders of SFO and acquired their shares of TELS common stock solely in exchange for their shares in SFO. Pursuant to the terms of the Reorganization Agreement, the former officers and directors of TELS resigned from their respective positions with TELS, Ronald G. Wolfbauer, Jr. was appointed Chairman, President, Secretary, Treasurer and a director of TELS, and David Brandt was appointed as a director of TELS. The Reporting Persons acquired the Common Stock for investment and may purchase additional shares of the Common Stock or dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any of the transactions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a). Keith Roland may be deemed to be the beneficial owner of 4,280,100 shares of Common Stock, which represents 18.9% of the outstanding shares of Common Stock. Jane Roland may be deemed to be the beneficial owner of 1,141,360 shares of Common Stock, which represents 5.0% of the outstanding shares of Common Stock.

(b). Keith Roland has the sole power to vote, direct the vote, dispose and direct the disposition of 285,340 shares of the Common Stock held by him, or 1.26% of the outstanding Common Stock. Keith Roland shares the power to vote, direct the vote, dispose and direct the disposition of a total of 3,994,760 shares, or 17.6% of the outstanding Common Stock, consisting of the following:
(i) 1,141,360 shares of Common Stock, or 5.03% of the outstanding Common Stock, held by Jane Rowland, his wife; and (ii) 2,853,400 shares of Common Stock, or 12.6% of the outstanding Common Stock, held by Brewster Diversified Services, Inc. ("Brewster"), of which Mr. Roland is an officer, director and shareholder. Keith Roland and Dennis D. Postma are the officers and directors of Brewster and generally must act by unanimous consent in determining how to exercise voting and investment power with respect to the Common Stock held by Brewster. The address for Dennis D. Postma and Brewster Diversified Services, Inc. is P.O. Box 668, Pierre, SD 57501.

Jane Roland shares the power to vote, direct the vote, dispose and direct the disposition of 1,141,360 shares of Common Stock, or 5.0% of the outstanding Common Stock, held in her name, with her husband, Keith Roland.

(c). See Item 3 above.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Persons.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of TELS, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

         The Board of Directors of SFO adopted resolutions authorizing SFO to compensate Dennis D. Postma and Keith P. Rowland for finders' services provided in connection with the reorganization described in Item 4 above by causing TELS to enter into a standard registration rights agreement providing for registration under the Securities Act of 1933, as amended, at TELS' expense, of the 5,706,800 shares of Common Stock received in the reorganization by Dennis D. Postma, Ann Postma, Keith Rowland, Jane Rowland, and Brewster Diversified Services, Inc. As of the date hereof, the parties had not entered into a registration rights agreement with TELS.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         9-23-02                                       /s/ Keith P. Rowland
---------------------------                          ---------------------------
Date                                                  Keith P. Rowland


      9-23-02                                          /s/ Jane Rowland
---------------------------                          ---------------------------
Date                                                   Jane Rowland



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)

SEC 1746 (9-88) 7 of 7